UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                NaturalNano, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    63901A105
                                 (CUSIP Number)

 Mark Nordlicht, Managing Member                           With copies to:
Platinum Long Term Growth IV, LLC                    Tarter Krinsky & Drogin LLP
      152 West 57th Street                               Attn: James G. Smith
    New York, New York 10019                                1350 Broadway
         (212) 582-2222                                New York, New York 10018
                                                            (212) 216-8000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 31, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63901A105
--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS

    Platinum Long Term Growth IV, LLC
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  |_|
    (b)  |X|
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                        |_|
--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

                     7    SOLE VOTING POWER

                          0
    NUMBER OF       ------------------------------------------------------------
     SHARES          8    SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY              1,343,900,000 (see Item 5)
      EACH          ------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          1,343,900,000 (see Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,343,900,000 (see Item 5)
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    83.6% (see Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

CUSIP No. 63901A105

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS

    Mark Nordlicht
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  |_|
    (b)  |X|
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                        |_|
--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0
                    ------------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
     SHARES
   BENEFICIALLY           1,343,900,000 (see Item 5)
    OWNED BY        ------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               0
      WITH          ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          1,343,900,000 (see Item 5)
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,343,900,000 (see Item 5)
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    |-|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    83.6% (see Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 63901A105

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS

    Platinum Advisors, LLC
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  |_|
    (b)  |X|
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                        |-|
--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0
                    ------------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
     SHARES
   BENEFICIALLY           181,593,910 (see Item 5)
    OWNED BY        ------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               0
      WITH          ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          181,593,910 (see Item 5)
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    181,593,910 (see Item 5)
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    |-|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.9% (see Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

CUSIP No. 63901A105

--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS

    Mark Mueller
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  |_|
    (b)  |X|
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                        |-|
--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0
                    ------------------------------------------------------------
    NUMBER OF        8    SHARED VOTING POWER
     SHARES
   BENEFICIALLY           181,593,910 (see Item 5)
    OWNED BY        ------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON               0
      WITH          ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          181,593,910 (see Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    181,593,910 (see Item 5)
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    |-|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.9% (see Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

         This statement relates to the shares of Common Stock, $0.001 par value, ("Common Stock") of NaturalNano, Inc. (the "Issuer") beneficially owned by the Reporting Persons (as defined below) as of October 31, 2008, and amends and supplements the Schedule 13D originally filed on October 21, 2008, as amended from time to time (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified. The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

         o Platinum Long Term Growth IV, LLC, a Delaware limited liability company ("Platinum IV");

         o     Mark Nordlicht, a United States citizen ("Mr. Nordlicht");

         o Platinum Advisors, LLC, a Delaware limited liability company ("Platinum Advisors"); and

         o     Mark Mueller, a United States citizen ("Mr. Mueller").

ITEM 4. PURPOSE OF TRANSACTION.

         As previously reported on the Schedule 13D, on September 29, 2008, the Issuer entered into the 2008 Loan Agreement with two investors, including Platinum IV, and with Platinum Advisors, as agent for the investors. Platinum IV committed to purchase on or before October 24, 2008 a note in the principal amount of up to $170,000 (the "October Future Advance") and on or before November 21, 2008 a note in the principal amount of up to $170,000 (the "November Future Advance", and along with the October Future Advance are referred to as the "Future Advances"). The amounts of the Future Advances were erroneously reported as $172,720 and have been corrected herein.

         Platinum IV, waiving certain closing conditions, exercised its right to advance $59,500 of the October Future Advance and receive a $59,500 principal amount note (the "October 2008 Platinum Note"), which closed on October 31, 2008. The October 2008 Platinum Note is convertible into the Issuer's Common Stock, with a conversion price of $0.005 and will bear interest at the rate of 8% per annum, with interest payable monthly, in arrears, in Common Stock or in cash at the election of the Issuer. All unpaid interest (and principal) will be due and payable at maturity on January 31, 2010 and no payments of interest are required prior to January 31, 2009.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Platinum IV

         Platinum IV beneficially owns 1,343,900,000 shares of Common Stock representing 90.98% of all of the outstanding shares of Common Stock determined as follows:

         o 680,000,000 shares of Common Stock underlying 4,250,000 Series C Preferred Stock convertible at 160 shares of Common Stock for each share of Series C Preferred Stock;

         o 580,000,000 shares of Common Stock underlying $2,900,000 principal amount of the 2007 Note and August 2008 Note convertible at $0.005 per share of Common Stock;

         o 38,000,000 shares of Common Stock underlying $190,000 principal amount of the 2008 Note convertible at $0.005 per share of Common Stock;

         o 11,900,000 shares of Common Stock underlying $59,500 principal amount of October 2008 Platinum Note convertible at $0.005 per share of Common Stock; and

         o 34,000,000 shares of Common Stock underlying $170,000 principal amount of November 2008 Future Note convertible at $0.005 per share of Common Stock.

         Each of the Notes provides a limitation on the conversion of such note, such that the number of shares of Common Stock that may be acquired by the holder upon conversion of such note shall be limited to the extent necessary to ensure that following such conversion the total number of shares of Common Stock then beneficially owned by the holder does not exceed 4.99% of the total number of issued and outstanding shares of Common Stock. Based on the foregoing limitations, only the Common Stock underlying the Series C Preferred Stock is deemed beneficially owned in excess of 4.99% of the Issuer's outstanding Common Stock resulting in Platinum IV beneficially owning 83.62% of the Issuer's outstanding Common Stock.

         Mr. Nordlicht, as the controlling person of Platinum IV, is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Platinum IV, and has the sole power to vote or direct the vote of the securities held by Platinum IV.

         Except as set forth in Item 4 above, no other transactions with the Issuer's Common Stock were effected by the Reporting Persons during the past sixty days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2008

PLATINUM LONG TERM GROWTH IV, LLC

By: /s/ MARK NORDLICHT
    ------------------
         Name:  Mark Nordlicht
         Title: Managing Member


/s/ MARK NORDLICHT
------------------
         Name: Mark Nordlicht

PLATINUM ADVISORS, LLC

By: /s/ MARK MUELLER
    ----------------
         Name:  Mark Mueller
         Title: Managing Member


/s/ MARK MUELLER
----------------
         Name: Mark Mueller

                                  EXHIBIT INDEX


  Number                                Description
----------     -----------------------------------------------------------------
    1.         Joint Filing Agreement dated as of October 20, 2008 (previously filed).

    2. Loan and Security Agreement, dated September 29, 2008, by and among the Issuer and Platinum Long Term Growth IV, LLC, et al, and Platinum Advisors LLC, as agent for the investors, (with the other documents attached as exhibits thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed with the Commission on October 3, 2008).

    3. Forbearance Agreement, dated September 29, 2008 (incorporated by reference to Exhibit 10.4 of the Issuer's Form 8-K filed with the Commission on October 3, 2008).

    4. Certificate of Designation of Rights, Preferences, Designations, Qualifications and Limitations of the Series C Preferred Stock (incorporated by reference to Exhibit 4.2 of the Issuer's Form 8-K filed with the Commission on October 3, 2008).

    5. 8% Senior Secured Promissory Note Due March 6, 2009, in the principal amount of $150,000, payable to the order of Platinum Long Term Growth IV, LLC on August 4, 2008, in the amount of $150,000 (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed with the Commission on August 7, 2008).

    6. 8% Senior Secured Promissory Note Due January 31, 2010, made to Platinum Long Term Growth IV, LLC on September 29, 2008, in the amount of $190,000 (incorporated by reference to Exhibit 10.2 of the Issuer's Form 8-K filed with the Commission on October 3,
               2008).

    7. Loan and Security Agreement, dated March 7, 2007, by and among the Issuer and Platinum Long Term Growth IV, LLC, et al, and Platinum Advisors LLC, as agent for the investors, with the other documents attached as exhibits thereto (incorporated by reference to Exhibit 4.1 of the Issuer's Form 8-K filed with the Commission on March 8, 2007).

    8. Form of 8% Senior Secured Promissory Note Due March 7, 2009 (incorporated by reference to Exhibit 4.2 of the Issuer's Form 8-K filed with the Commission on March 8, 2007).

    9. Form of Series A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Issuer's Form 8-K filed with the Commission on March 8, 2007).

    10. Form of Series B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 of the Issuer's Form 8-K filed with the Commission on March 8, 2007).

    11. Form of Series C Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.5 of the Issuer's Form 8-K filed with the Commission on March 8, 2007).

    12. Form of $59,500 principal amount 8% Senior Secured Promissory Note Due March 7, 2009 (filed herewith).